Filed by Great Plains Energy Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File No. 1-3523

Forward Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to Great Plains Energy Incorporated’s (“Great Plains Energy”) proposed acquisition of Westar Energy, Inc. (“Westar”), shareholder and regulatory approvals, the completion of the proposed transactions, benefits of the proposed transactions, and anticipated future financial measures and operating performance and results, including estimates for growth and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Kansas City Power & Light Company (“KCP&L”) are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: the risk that Great Plains Energy or Westar may be unable to obtain shareholder approvals for the proposed transactions or that Great Plains Energy or Westar may be unable to obtain governmental and regulatory approvals required for the proposed transactions, or that required governmental and regulatory approvals or agreements with other parties interested therein may delay the proposed transactions or may be subject to or impose adverse conditions or costs; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transactions or could otherwise cause the failure of the proposed transactions to close; risks relating to the potential decline in the Great Plains Energy share price resulting in an increase in the exchange ratio of Great Plains Energy shares offered to Westar shareholders in accordance with the transaction agreement and resulting in reduced value of the proposed transactions to Great Plains Energy shareholders; the risk that a condition to the closing of the proposed transactions or the committed debt or equity financing may not be satisfied; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the proposed transactions and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions; the receipt of an unsolicited offer from another party to acquire assets or capital stock of Great Plains Energy or Westar that could interfere with the proposed transactions; the timing to consummate the proposed transactions; the costs incurred to consummate the proposed transactions; the possibility that the expected value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the credit ratings of the companies following the proposed transactions; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital, derivatives and hedges and the effects on nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including but not limited to cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s ability to successfully manage transmission joint ventures or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy will file with the SEC in connection with the proposed transactions. Other risk factors are detailed from time to time in Great Plains Energy’s and KCP&L’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy and KCP&L undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Great Plains Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available) and other documents that will be filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents will also be available free of change from Westar’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar and their respective directors and certain of their executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction.

Email to Great Plains Energy Employees

Subject: Great Plains Energy Acquires Westar Energy

Good morning,

Today marks an important milestone in both the history and the future of KCP&L. I’m excited to share with you that Great Plains Energy has reached an agreement to acquire our neighbor, Westar. As many of you know, the combination of our two companies has been contemplated for more than 20 years. Now, we will be able to leverage our respective strengths to provide sustainable, reliable, low-cost energy to over 1.5 million customers in Kansas and Missouri as well as deliver sustainable shareholder value.

Once the transaction is complete, we will have nearly 13,000 megawatts of generation capacity, as well as almost 10,000 miles of transmission and over 51,000 miles of distribution lines. More than 45 percent of our combined retail customer needs will be met with emission-free energy. As part of that, our combined company will have one of the largest wind portfolios in the country.

The acquisition of Westar is squarely in line with our plan for strategic growth through best in class operations, customer engagement and targeted investment. Over the last ten years, we’ve focused on growing our business through focused rate base growth and disciplined cost management. However, we’ve also been opportunistic in the pursuit of logical and transformative combinations, as our successful acquisition and integration of Aquila demonstrated.

As mentioned, the combination of KCP&L and Westar just makes sense. We already are partners and trusted neighbors, having worked together for decades in Kansas through our joint ownership and operation of Wolf Creek, as well as the La Cygne and Jeffrey power plants. We are also both members of the Southwest Power Pool and share a similar commitment to the communities we serve.

Together, we will be larger, more diverse and more flexible. For example, our combined generation fleet, with a focus on renewables, will increase our ability to meet future environmental and renewable requirements, while minimizing the potential impact to customers.

In terms of next steps, we plan to make the required regulatory filings this summer and seek shareholder approval later this year. We anticipate closing the transaction in the spring of 2017. Between now and then we intend to draw on the many lessons from our Aquila acquisition and will be working closely with Westar on an integration plan.

We look forward to formally welcoming our new colleagues as we chart an even stronger, more sustainable future. I know you will have questions, and we’re committed to ongoing updates as we move through the approval process. Together, our companies and people are going to achieve great things.

You may click HERE to access a copy of today’s press release announcing our acquisition. In addition, I look forward to sharing additional details with you at our all-company Town Hall meeting later today at 2:30 pm CDT. All employees are encouraged to attend, as business needs allow. Below is a complete list of viewing options by location. Questions can be asked using the following phone number or email address: 816.556.2444 or town.hall@kcpl.com.

If your building isn’t able to receive video feed or has limited seating, alternate locations are available. For shift workers and others who are unable to attend, the meeting will be videotaped and available on the intranet soon. In addition, we’ll be reaching out during each shift to ensure everyone has the benefit of this information today.

I hope you’re able to join us for this important discussion. Until then, be safe.

Building/Site	Town Hall Ready Room Name	Room Capacity	Alternate Locations (if needed)

801	801 Char-A	24	1KC

1KC	Energy Center	270

	Auditorium	230

Belton	Belton Large Meeting Room	40

Blue Springs	Blue Springs Bull Room	36

Brunswick	Brunswick Meeting Room	20

Cedar Point	Multipurpose Room	200

Clinton	Clinton Conference Room	18

Dodson	Dodson Bull Room	60

F&M - 2E	F&M 2E	80

F&M - Relay	F&M Relay	30

F&M - Fleet	None	0	F&M West Dock

F&M - Meter (1331) Building	Jackson 1331B	35	F&M West Dock or 930 Olive

F&M Main Building - Bull Room	F&M Bull Room	80

F&M Main Building - West Dock	F&M Warehouse West Dock Area	150

Greenwood	Greenwood Control Room	12

Hawthorn	Hawthorn B	30*

Hawthorn 2	Hawthorn Maintenance	80*

Henrietta	Henrietta Conference Room	20

Iatan	Iatan 1 Assembly Room - Large	200*

JoCo	JoCo Bull Room	75

La Cygne Power Plant	La Cygne Computer/Training Room	65

La Cygne - Central Machine Facility	None	0	Will work with La Cygne

Lake Road	SJLR 2nd Flr Large	100

LS Fleet	LS Fleet Lunch Room	16

LS Service Center	Lee’s Summit Service Show up	36

Maryville	Maryville Front Conference Room	25

Montrose	Montrose Lunch Room	85

Mound City	None	0	Maryville

Nevada	Nevada Bull Room	10

Northeast Power Plant	None	0	930 Olive

Northland	Northland Bull Room	75

Oak Grove	None	0	Blue Springs SC

Olive Substation Show up	Olive Bull Room	50

Ottawa	None	0	Paola SC

Paola	Paola Public Meeting Room	75

Raytown	700-2-300	16*

	Training Room	18*

	2nd Floor Break room	30-45

Sedalia	Sedalia Meeting Room	18

Sibley	Sibley 3A	60*

South Harper	South Harper Break Room	10

Southland	Southland Community Room	50

Spearville	None	0	View recording

St. Joseph Service Center	SJSC North Training Room	100

Trenton	None	0	St. Joseph

Warrensburg	Warrensburg Large Conference room	32

*	Seating is limited at this facility. The location manager will be responsible for handling any capacity issues as appropriate.